NBC COMPLETES ACQUISITION OF BRAVO
                      FROM CABLEVISION SYSTEMS CORPORATION


NEW YORK - December 9, 2002 - NBC has completed its acquisition of Bravo, the Film and Arts Network, from Cablevision Systems Corporation. The transaction, valued at $1.25 billion, was announced last month. The proceeds were divided between Cablevision and Metro-Goldwyn-Mayer Inc., which owned 80% and 20% of Bravo, respectively.

Under terms of the transaction, NBC exchanged 53.2 million shares of Cablevision Class A common stock, valued at $672 million, which were held by NBC on a fully converted basis. The remaining $328 million was paid to Cablevision in 12.5 million shares of GE stock. NBC purchased MGM's 20% interest in Bravo for $250 million in cash.

NBC Entertainment President Jeff Zucker will oversee Bravo. Jeff Gaspin, Executive Vice President of Alternative Series, Specials, Longform, and Program Strategy, in addition to his current responsibilities, will manage the day-to-day operation and programming of the network.

The purchase of Bravo provides NBC with its first cable outlet for entertainment programming. Bravo, which reaches more than 68 million households nationwide, delivers one of the most upscale audiences of any cable network, and has shown five consecutive seasons of growth among adults 18-49 and 25-54. With Bravo, NBC will now have three national cable properties, including MSNBC and CNBC, and minority stakes in ValueVision (ShopNBC), the A&E Network and the History Channel.

"This acquisition creates an incredible opportunity for NBC to develop new entertainment programming, and there is no one better suited than Jeff Gaspin to lead this effort," said Jeff Zucker. "Jeff, with his successful track record at NBC and VH1, has the creativity and the cable experience to take Bravo to the next level."

"The closing of this transaction places Bravo in the hands of our long-term partners at NBC, who we believe are uniquely qualified to continue to grow this wonderful and valuable programming service. We wish them the very best," said Josh Sapan, president and CEO of Rainbow Media Holdings, Inc., Cablevision's programming subsidiary.

Launched in December 1980, Bravo is home to creativity on television. It was the first service dedicated to film and the performing arts, and a pioneer in the early days of cable programming. Its schedule features original programming, feature films, theater, dance, music and documentaries. Supporting its theme "Not Your Everyday... Every Day on Bravo," the network boasts critically acclaimed original programming including "Inside the Actors Studio," "Bravo Profiles," "The It Factor," and "Musicians," as well as original mini-series including "Nicholas Nickleby," "The Red and The Black," and "The Scarlet Pimpernel." Bravo is the official U.S. network of Cirque du Soleil.

The nation's first broadcast network, NBC has evolved into a diverse, international media company. In addition to the NBC Television Network and 14 NBC television stations, the company owns CNBC, operates MSNBC in partnership with Microsoft, and maintains interests in a number of programming services, including the A&E Network, the History Channel, ValueVision, Inc. (ShopNBC), and Paxson Communications. In addition, NBC operates Telemundo, the nation's second-largest Spanish-language media company. NBC also has equity stakes in several new media companies. International holdings include CNBC Europe and CNBC Asia Pacific, which are services of NBC and Dow Jones, and an equity position in National Geographic Channels International. NBC is a division of General Electric.

                                      * * *

Media Contacts:   Cory Shields, NBC Corporate Communications, 212/664-3457
                  Hilary Smith, NBC Corporate Communications, 212/664-2617
                  Kim Kerns, Cablevision Systems Corporation, 516/803-2351
                  Lea Porteneuve, Metro-Goldwyn-Mayer Inc., 310/449-3660